Lexington Park Capital Markets, LLC
4700 Millenia Blvd
Suite 1075
Orlando, Florida 32839

February 23, 2016

RBSM, LLP
805 Third Avenue
14th Floor
New York, NY 10022

Exemption Report

RE: Lexington Park Capital Markets, LLC. year end 2015 Certified Audit

Lexington Park Capital Markets, LLC. is operating under the k(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _Rajib Das_____

Rajib Das
President